Exhibit (a)(1)(B)
     November 26, 2007 – Day the Offer Commences
TO: [Optionholder] FROM: Jon Gonzales, Director, Chief Corporate Counsel DATE: November 26, 2007 SUBJECT: Urgent Information Regarding Your Atmel Stock Options
     You are receiving this e-mail because, in connection with the findings of Atmel’s stock option review, it has been determined that certain of your outstanding Atmel stock options may be “discount options” that are affected by Section 409A of the Internal Revenue Code. Section 409A imposes negative income tax consequences on stock options that were granted at a discount from the fair market value at the date of their grant.
     As a result, the Company is offering you the opportunity to avoid the adverse tax consequences under Section 409A by voluntarily amending your outstanding discount options (your “eligible options”). This amendment should avoid the adverse tax consequences of Section 409A either by (i) increasing the exercise price per share to 100% of the fair market value per share on the date that the Company determined the option was actually granted or (ii) delaying your ability to exercise your option until a “permissible exercise event”. You will only be able to delay your ability to exercise your option until a permissible exercise event if you did not exercise certain discount options in 2006 or 2007.
     Please note that our Offer will expire on December 21, 2007 at 9:00 p.m., Pacific Time, unless we extend the Offer. In order to participate and for much more detailed information about our Offer, please visit our Offer website at https://atmel.equitybenefits.com/. The Offer website contains the offering documents that have been filed with the U.S. Securities and Exchange Commission, information about which of your options are eligible options, and about what alternatives are available to you.
     Atmel Corporation has retained a third-party to prepare communications regarding the Offer and will provide general tax information to eligible employees with respect to the tax characteristics of the Offer. Atmel will not provide tax advice specific to an individual’s circumstances. We recommend that you discuss the personal tax consequences of the Offer with a financial, legal, and/or tax advisor. You should direct general question about the terms of the Offer to Jon Gonzales, Director, Chief Corporate Counsel at Atmel at Jon.Gonzales@atmel.com.
     Stock options which are eligible to be amended under the Offer should remain subject to adverse tax consequences under Section 409A until the close of the Offer and the official amendment of such options after that close date. Therefore, if you exercise any discount options prior to the amendment of those discount options, you will be solely responsible for any taxes, penalties or interest you should incur under Section 409A. Note that accepting the Offer is not enough to have your options amended, the Offer has to close and Atmel has to accept the tendered discount options for them to be amended and corrected. If you exercise any discount options prior to receiving notification from Atmel that that they have been amended, you should have adverse tax consequences as described in the Offer.
     After visiting our Offer website or if you have trouble accessing the Offer website, or if you need paper copies of forms or documents under the Offer, please contact Carol Pleva, Manager, Stock Administration via telephone at (408) 487-2731 or via e-mail at Carol.Pleva@atmel.com.